



RUSS®
Make someone happy®

# Russ Berrie and Company, Inc.

# 2002

# Summary Annual Report

# FINANCIAL HIGHLIGHTS

| **Years Ended December 31,** *(Dollars in Thousands, Except Per Share Data)* | **2002** | **2001** | **2000** |
|---|---|---|---|
| Net Sales | $ 321,355 | $ 294,291 | $ 300,801 |
| Net Income | $ 46,020 | $ 40,174 | $ 47,941 |
| Net Income Per Share (diluted) | $ 2.24 | $ 1.99 | $ 2.37 |
| **Weighted Average Shares Outstanding** | | | |
| Diluted | 20,536,000 | 20,197,000 | 20,256,000 |

| **At December 31,** | | | |
|---|---|---|---|
| Working Capital | $ 314,321 | $ 322,936 | $ 304,022 |
| Total Assets | 430,452 | 386,644 | 367,009 |
| Shareholders' Equity | 388,891 | 354,417 | 334,591 |



WE DEDICATE THIS ANNUAL REPORT TO OUR LATE FOUNDER, RUSS BERRIE, WHOSE VISION OF A SUCCESSFUL GIFT COMPANY WAS BOTH UNIQUE AND ENDURING. AS WE POSITION THE COMPANY FOR THE FUTURE, WE CELEBRATE 40 YEARS OF SUCCESS BY HONORING OUR RETAIL PARTNERS, WHOSE RELATIONSHIPS WITH RUSS HAVE BEEN INSTRUMENTAL TO OUR GROWTH.

*Karra Deane*
*Miller's Hallmark*
*Stamford, Connecticut*
*Retail partner since 1980*

*"RUSS delivers a high level of product, service and value in a highly competitive environment. But, it's the sales representation that really sets RUSS apart from its competitors. The personal attention I receive from my sales representative is superior."*

## Milestones

**1956**
***Russ Berrie begins his career as a manufacturer's rep in the toy business.***

**1963**
***With $500 and a rented converted garage in Palisades Park, NJ, Russ Berrie establishes Russ Berrie and Company, Inc. Sales top $60,000 by year end.***

**1964**
***First products manufactured by the Company are plush items called Fuzzy Wuzzies™.***

**1965**
***First hot product line is the Bupkis Family™.***

## CORPORATE PROFILE

Celebrating its 40th anniversary, Russ Berrie and Company, Inc. continues as a world leader in what economists call the "durable consumer products gift category." But that clinical description does little justice to the exciting business we immerse ourselves in every day. Put simply, we are a consumer products company that designs, develops and distributes approximately 6,000 products that make people happy. We do this on six continents...97 countries...and in dozens of languages. And we do it with an intense dedication to quality and personal commitment relied upon by our retailers, now more than 55,000 strong, and their customers, who number in the millions. This has been the RUSS hallmark for 40 years.

Our products include trademark teddy bears, which delight the young and the young at heart and a growing menagerie of other, irresistably huggable animals, referred to as plush in the industry. Our home décor and gift lines encompass picture frames, candles and candle accessories, figurines, tabletop, toys and ornaments that bring excitement and imagination to the home, office, schools, hospital rooms—wherever and whenever people have something special to say that is heartfelt, funny, human, personal. RUSS products are sold in gift and card shops, department stores, florists, hotel and airport shops, drugstores, and other fine stores.

The most recent addition to the RUSS family of companies is Sassy, Inc., a leading designer, manufacturer and distributor of innovative baby and juvenile products. The aquisition of Sassy provides crossover product opportunities to play an expanded role in the baby and juvenile industry.

What makes RUSS unique is our understanding of the consumer. We listen to what they want, how they live, and how they feel. This—combined with a remarkable team of 1,775 employees, from management to the factory floor to a worldwide sales force, all with the uncanny ability to create and sell products that speak to consumers, their emotions and their sense of beauty and design—makes RUSS a formidable competitor.

RUSS has a well-deserved reputation for service and innovation. Its flagship showroom at corporate headquarters in Oakland, New Jersey gives the Company a marketing and sales advantage no one else in the industry enjoys. Satellite showrooms are located in Atlanta, Chicago, Dallas, Denver, Los Angeles, Miami and Seattle. Internationally, there are showrooms in Australia, Canada, Europe and Hong Kong. Distribution centers are situated in key locations in New Jersey, California, Michigan, West Virginia, Canada, Europe and Australia.

The RUSS brand remains strong and in the months ahead the Company plans to continue its aggressive marketing and new product development program, increase efficiencies in distribution, and strengthen its strategic partner marketing programs. What remains constant is the corporate mission statement for RUSS, and what the Company strives to do each and every day—"Make someone happy.®"



*Lynn Sutton*
*Love From Minnesota*
*Roseville, Minnesota*
*Retail partner since 1980*

***"There's no doubt that RUSS is at the forefront of the gift industry. We have come to rely on the company's ability to track trends and capitalize on them by developing some of the most innovative products in today's market. It's just one of the reasons why our business has grown with RUSS over the years."***



*Belinda Houchens with daughters Kayli and Ashley*
*Kings Korner Gifts*
*Scottsburg, Indiana*
*Retail partner since 1986*

***"RUSS' quality and pricing has allowed us to be competitive with other retailers. The company is always developing new and exciting products as well as holding onto the 'tried and true' lines our customers have come to love and expect from RUSS."***

**1966**

*Annual sales revenues cross the $1 million threshold.*

**1968**

*First full-time salesperson is hired. SilliSculpts™, a line of whimsical statues with messages, earns a permanent place in American pop culture.*

**1971**

*Headquarters for the Company is established in Oakland, NJ.*

**1972**

*West Coast distribution center opens in Santa Rosa, California.*

# Russ Berrie

## 1933-2002

## "I don't really look back. I look forward."

Russ Berrie started out forty years ago in humble beginnings—a rented garage in Palisades Park, New Jersey—never dreaming he would one day lead a $300 million multinational company listed on the New York Stock Exchange. His vision was simple—to create products that touch people's lives in a caring way.

Russ set off on the path of great salesmanship as a 10-year-old, cleaning up discarded baseball scorecards and re-selling them to fans outside the old Polo Grounds. A salesman at heart, he was a great listener, guided by a fundamental principle on his road to success: "Listen to customers and respond. Give them what they want." His words continue to motivate all members of our RUSS family worldwide.

Russ was a doer, a passionate salesman who believed that "nothing begins until you make a sale." Whether it was expanding the Company to Australia, Canada, Ireland, the United Kingdom, Hong Kong, Taiwan, Korea and China, acquiring new companies like Cap Toys, OddzOn Products and Sassy, Inc., broadening the RUSS product line to include home décor or creating programs to recognize and support retail partners, Russ made things happen.

But he didn't stop there. His heartfelt desire to "Make someone happy®" turned out to be extraordinary business positioning as well—one with universal appeal and backed by a personal commitment on his part. In business and in philanthropy, Russ Berrie made a difference in the lives of countless others. An active participant in all his charitable endeavors, Russ joined the ranks of *Forbes* magazine's "Forty Most Generous Americans," and in doing so, set a noble example of his entrepreneurial philanthropy for other successful business leaders.

Russ inspired change all around him, challenging people to solve problems in innovative ways. It is this dynamic spirit that has guided the Company through its 40-year history, leaving a deep imprint on every RUSS employee. The foundation on which he built the Company includes personal relationships with over 55,000 customers around the world; the most comprehensive offering of seasonal and everyday products for all occasions; a formidable force of 600 sales professionals worldwide; superior customer service and shipping; the one-of-a-kind RUSS brand experience retailers and consumers recognize; and an international team of 1,775 people dedicated to doing things "the RUSS way."

Russ created a very strong brand—RUSS—that was destined to outlive the man who stood behind his products and defined the values associated with the brand. In the Company's four decades, Russ Berrie has left behind an industry he helped transform, a management team he trusted and a family of employees committed to the Company's mission. His legacy is a gift that allows us to move forward with great confidence toward a bright and promising future.

*Russ Berrie, 69, died unexpectedly of heart failure on Christmas Day 2002 at his home.*

**1977**

*First overseas office opens in Korea.*

**1979**

*Second overseas office opens in Taiwan. Russ Berrie (U.K.) Ltd. is established to serve Europe.*

**1981**

*Annual sales revenues exceed $50 million.*

**1982**

*Inc magazine recognizes the Company as one of the 500 fastest growing privately-held firms in the U.S.*


I Love You This Much

1984

*On March 29, trading begins on the New York Stock Exchange (NYSE) under the symbol: RUS.*

1986

*The Company obtains the license for the most popular bear on the market—Snuggle™, and acquires Efanbee Dolls and Freelance, Inc.*

1983

*Annual sales revenues top $100 million. Office in Hong Kong opens.*

1985

*Annual sales revenues top $200 million. Active period of acquisition starts with Amram's Distributing, Ltd. in Canada.*



*Del Hull, Malcolm Fleischer*
*Pilgrim Card & Gifts*
*Verona, New Jersey*
*Retail partner since 1983*

*"RUSS is a company that provides its customers a one-stop shopping experience. The variety of merchandise, the personal attention from our sales representative, the innovative product and the ability to reorder most products has made doing business with RUSS over the years a pleasure."*



*Alyssa and Michael Lukowitsky*
*Pickwick Village/Hallmark*
*East Windsor, New Jersey*
*Retail partner since 1973*

*"When I think RUSS, I think of value and diversity. The gift industry is always changing—introducing new items season after season. RUSS is able to stay in touch with the products that truly reflect today's lifestyle. That's why our customers look to RUSS for 'what's new'."*

## MESSAGE FROM THE CHAIRMAN



Josh S. Weston

Russ Berrie had a profound personal impact on thousands of people around the world. His death is a loss not only for our Company, but for the industry and for those who were beneficiaries of his determination to very generously give back to the community a share of his success.

Our Company was born of Russ' vision 40 years ago and nurtured by his drive to become a leader in the gift industry. Our Company has grown because Russ insisted on excellence, first from himself, and then from everyone who worked with him.

We ended 2002 in a very strong financial position, with an experienced management team in place. This seasoned team will be guided by Angelica Berrie in her new role as Chief Executive Officer. Angelica has worked with Russ and the Company's staff for 11 years and shares Russ' vision for the Company's future.

To assist her in making that vision a reality, the Board was pleased to designate Jack Toolan as President of North American Division, and Chris Robinson as President of International Division.

As we move forward, you can count on your board of directors, your management team and our Company's 1,775 employees worldwide to continue to maintain the standard of excellence set by Russ Berrie. It is the RUSS way. And always will be.

Josh Weston

Josh S. Weston
Acting Chairman

**1987**

*Acquire Papel, Inc.; later merged two subsidiaries to form Papel/Freelance.*

**1990**

*Acquire Bright of America, a stationery and fundraising company.*

**1992**

*Trolls sweep the marketplace, driving sales to record levels above $400 million.*

**1993**

*Acquire Cap Toys to diversify and develop a role in the rapidly expanding mass market.*

# TO OUR SHAREHOLDERS

2002 ended on a sad note as we mourned the loss of our Founder, Chairman and CEO, Russ Berrie. An entrepreneur who started this business in a converted garage with $500, Russ lived the American dream. From those early days 40 years ago, he has left a lasting imprint on the gift industry with his unique talent for creating gifts that touch people's lives and "Make someone happy®."



Angelica Berrie

Today, RUSS is a global, world-class brand that warms the hearts of millions of consumers around the world. The foundation Russ built allows us to carry on his legacy, building on several key strengths—a diverse product range, global sourcing opportunities, a formidable worldwide direct sales force and strong relationships with our customers.

Despite a most difficult retail environment in 2002 we increased revenues by 9.2% and earnings by 11%. We also invested approximately $15 million in new systems and a new, state-of-the-art distribution center in the U.K. to handle our growth in Europe. This 155,000 square foot facility in Southampton, England, opened in July to consolidate headquarters functions and distribution under one roof. We expect further expansion in Europe.

Encouraged by double digit increases in Australia, we plan to expand in China as it becomes more consumer-driven.

Our new global software system is progressing and is well on its way to completion. Having learned from previous experience, we have seamlessly phased in new technology for warehouse management and sales force automation. We have already realized meaningful return, reducing our purchasing department's procurement/exchange cycle by an average of 20 percent.

Russ' vision was to be the best gift company in the world. Our vision remains the same and our business strategy remains intact. We continue to manage the Company "the RUSS Way," focusing on the fundamentals of the business—product, sales and marketing—to increase profitability and shareholder value. We have a very strong balance sheet with over $225 million in cash at year-end. This financial

*Lynne A. Kluin*
*The Lantern Gift Shop at Capital Health System*
*Trenton, New Jersey*
*Retail partner since 1978*

*"RUSS products, service, quality and value are simply the best, and rank as #1 in my book. Because of RUSS' commitment to customer satisfaction and the dedication of my sales representative to understand and respond to my needs, the company will continue to play an important role in my business for many years to come."*



**1994**

*Acquire OddzOn Products, Inc., and develop products in the sports category.*

**1995**

*A new line of nostalgic bears — Bears From The Past® — is introduced.*

**1996**

*Following a 25% increase in gift item sales, the Company sells subsidiary Papel/Freelance to focus on its core strength—gifts.*

**1997**

*Profitable sale of Cap Toys, Inc. and OddzOn Products to Hasbro improves strong cash position for future acquisitions. New showrooms open in Hong Kong and South America. Direct sales forces are added in Germany and Spain.*



*Boon and Sean Oh*
*Womrath's Hallmark*
*Bronx, New York*
*Retail partner since 1964*

*“We have had a very long relationship with RUSS and are still amazed by the variety of new product that the company introduces each year. And so are our customers. They look forward to seeing what's new from RUSS and are just as excited with each new introduction.”*

muscle allows us to continue to invest in improved operations, while also exploring suitable strategic acquisitions. Sassy, Inc., which we acquired at mid-year, was a perfect match. We are optimistic about future growth as we further leverage our sourcing strengths.

In this Report, we have chronicled the history of RUSS' 40 years by creating a timeline of significant milestones in the Company's ascent to its leadership position. Of all the Company's assets, Russ considered people to be the most important. He believed the Company's growth was fueled by people. Every member of our RUSS family of employees understands the value of doing business the old fashioned way—by establishing personal relationships with our customers.

Our conscientious, energetic staff provides very effective customer service, sales, product development and warehouse operations. We are a company made up of people who truly care about customers, which is the cornerstone of our success and the RUSS culture. I am fortunate to be supported by such a strong and capable management team.

Russ Berrie led the way for all of us. We are committed to moving the Company forward. He would expect nothing less!

*Angelica Berrie*

Angelica Berrie
Chief Executive Officer



*Pat Owens*
*Chesapeake General Hospital Gift Shop*
*Chesapeake, Virginia*
*Retail partner since 1980*

*“The extensive line of products created by RUSS with such a high level of quality has kept us faithful customers for over 20 years. This, in addition to the product line, superior customer service and the personal interaction we have with the entire RUSS staff, has led our business profits to increase 100 percent!”*



*Scott and Joanie Schoenfeld*
*Lair's Hallmark*
*Columbus, Ohio*
*Retail partner since 1990*

*“We do business with several hundred vendors, but RUSS ranks among our most profitable lines. The company consistently provides us with a winning combination: high quality products our customers love and professional service focused on our long-term success.”*

**1998**

*Fortune magazine recognizes Russ Berrie as the 34th Most Generous Philanthropist in the country. Oakland, NJ showroom expands to 18,000 square feet.*

**1999**

*Establish RUSS Australia PTY Ltd. in Sydney.*
*RUSS adopts new advertising slogan, "Make someone happy®."*

**2000**

*Giftware Business magazine and Giftbeat rank the Company as #1 for seven of its product categories.*

# SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)

| **Years Ended December 31** | **2002** | **2001** | **2000** | **1999** | **1998** |
|---|---|---|---|---|---|
| **Summary of Operations** | | | | | |
| Net Sales | $ 321,355 | $ 294,291 | $ 300,801 | $ 287,011 | $ 279,002 |
| Cost of Sales | 145,050 | 132,611 | 132,908 | 123,216 | 123,760 |
| Income before Income Taxes* | 63,638 | 57,670 | 71,104 | 53,967 | 59,584 |
| Provision for Income Taxes | 17,618 | 17,496 | 23,163 | 17,531 | 18,988 |
| Net Income* | 46,020 | 40,174 | 47,941 | 36,436 | 40,596 |
| Net Income Per Share: | | | | | |
| Basic | 2.25 | 2.00 | 2.37 | 1.73 | 1.83 |
| Diluted | 2.24 | 1.99 | 2.37 | 1.72 | 1.81 |
| Dividends Per Share** | 1.04 | 1.46 | .88 | .80 | .76 |
| **Balance Sheet** | | | | | |
| Working Capital | $ 314,321 | $ 322,936 | $ 304,022 | $ 287,287 | $ 299,825 |
| Property, Plant and Equipment | 42,096 | 24,623 | 26,745 | 28,297 | 35,340 |
| Total Assets | 430,452 | 386,644 | 367,009 | 355,420 | 378,456 |
| Shareholders' Equity | 388,891 | 354,417 | 334,591 | 319,598 | 343,935 |
| **Statistical** | | | | | |
| Current Ratio | 8.6 | 11.0 | 10.4 | 9.0 | 9.7 |
| Return on Average Shareholders' Equity | 12.4% | 11.7% | 14.7% | 11.0% | 12.3% |
| Net Profit Margin | 14.3% | 13.7% | 15.9% | 12.7% | 14.6% |
| Number of Employees | 1,775 | 1,563 | 1,498 | 1,551 | 1,471 |

** The years ended December 31, 2002 and 2000 include income of $1,038,000 and $2,544,000, respectively, before tax or $675,000 ($0.03 per diluted share) and $1,603,000 ($0.08 per diluted share), respectively, after tax, for the reversal of reserves related to finalization of certain outstanding matters regarding the Company's sale of its toy business segment in May 1997. The year ended December 31, 1999 includes an information system write-off of capitalized costs of $10,392,000 before tax or $6,557,000 ($0.31 per diluted share) after tax. The year ended December 31, 1998 includes income of $1,828,000 before tax or $1,152,000 ($0.05 per diluted share) after tax for the completion of a transitional agreement related to the sale of Papel/Freelance, Inc.*

*** Dividends Per Share for the year ended December 31, 2001 includes a one-time special cash dividend in the amount of $0.50 per common share.*

---

This Summary Annual Report contains certain forward-looking statements. Additional written and oral forward-looking statements may be made by the Company from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, "anticipate", "believe", "expect", "intend", "may", "planned", "potential", "should", "will" or "would". The Company cautions readers that results predicted by forward-looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Specific risks and uncertainties include, but are not limited to, the ability to continue to manufacture its products in the Far East, the seasonality of revenues, the actions of competitors, ability to increase production capacity, price competition, the effects of government regulation, possible delays in the introduction of new products, customer acceptance of products, issues related to the Company's new business ventures, including, but not limited to, the Company's ability to successfully integrate the business of Sassy, Inc. into its existing business, changes in foreign currency exchange rates, issues related to the Company's computer systems, the current and future outlook of the global retail market and other factors.

**2001**

*Forbes names Russ Berrie and Company one of the 200 Best Small Companies in America. Annual sales revenues top $285 million.*

**2003**

*Josh S. Weston appointed Acting Chairman; Angelica Berrie appointed Chief Executive Officer.*

**2002**

*New headquarters for Russ Berrie (U.K.) Ltd. in Hounsdown, Southampton, England, consolidates European operations. Acquire Sassy, Inc. Russ Berrie Institute for Professional Sales established at William Paterson University. Founder Russ Berrie dies.*

## JOSH S. WESTON

Currently, Mr. Weston serves as Acting Chairman of Russ Berrie and Company, Inc. As Honorary Chairman of Automatic Data Processing, Inc. (ADP), Josh Weston has had a successful career that spans more than 30 years. Mr. Weston held several positions with ADP, including Chief Operating Officer and Chief Executive Officer. He retired as Chairman in 1998. He continues to serve on the Board of Directors of ADP, as well as the boards of J. Crew, Gentiva Health Systems and Aegis Communications Group. *(3,4)*

## ANGELICA BERRIE

Angelica Berrie is Chief Executive Officer for Russ Berrie and Company, Inc. Prior to her appointment as CEO, Ms. Berrie held the position of Vice President – Strategic Planning. In addition to her current role at the Company, she is active in several not-for-profit organizations, including serving as Chairman of Gilda's Club Worldwide, a free cancer support community. *(4)*


RUS
LISTED
NYSE

*Board of Directors from left: Josh S. Weston, Ilan Kaufthal, Angelica Berrie, Benjamin J. Sottile, the late Russ Berrie, Joseph Kling, Sidney Slauson, Charles Klatskin and William A. Landman. Not pictured: Raphael Benaroya and Carl Epstein.*

## RAPHAEL BENAROYA

Raphael Benaroya is Chairman of the Board, President and CEO of United Retail Group, Inc., a leading specialty retailer of women's apparel and accessories. Founded in 1987, United Retail Group operates 550 stores in malls and shopping centers in 36 states and in the District of Columbia. Mr. Benaroya is also Managing Partner, American Licensing Group, L.P., a marketing firm specializing in consumer goods brand licensing. *(1,2,4)*

## CARL EPSTEIN

With an extensive background in consumer products and apparel, Carl Epstein has held the position of President for Halston Enterprises, Inc., Danskin, Inc., and B.V.D. Knitwear, Inc., as well as Vice President and General Manager for International Playtex. Mr. Epstein is retired. *(2)*

## ILAN KAUFTHAL

Ilan Kaufthal is Vice Chairman of Bear, Stearns & Co. Inc., an investment banking company. Prior to joining Bear, Stearns & Co. Inc., Mr. Kaufthal was Vice Chairman of Schroder & Co., Inc. He serves on the Board of Directors of United Retail Group, Inc., Cambrex Corporation and Edmunds.com, Inc. *(4)*

## CHARLES KLATSKIN

Mr. Klatskin is Chairman of the Board and President of Charles Klatskin Company, Inc., one of New Jersey's premier industrial real estate brokerage companies, as well as Chairman and CEO of Binswanger/Klatskin. He is also a General Partner of Forsgate Industrial Complex, which owns over 6,000,000 square feet of industrial space in New Jersey. *(2)*

## JOSEPH KLING

Joseph Kling is President and CEO of MLJ, Inc., a consulting company to the toy industry. Prior to MLJ, Inc., Mr. Kling held the positions of President and CEO of Viewmaster-Ideal Toy and Novelty Company, a manufacturer of dolls and toys, and President, Sharon Industries, Inc., a manufacturer and distributor of toy products. *(3)*

## WILLIAM A. LANDMAN

William A. Landman is Principal and Chief Investment Officer of CMS Companies, a private financial services firm. *(1,3)*

## SIDNEY SLAUSON

Sidney Slauson served as General Counsel to Russ Berrie and Company, Inc. from 1966-1990. From 1990 until June 1995, Mr. Slauson was of counsel to Rosner & Feltman, a law firm that provided legal counsel to Russ Berrie and Company, Inc. Mr. Slauson is retired. *(1)*

## BENJAMIN J. SOTTILE

Benjamin J. Sottile served as a consultant in the area of National Accounts for Russ Berrie and Company, Inc. until his appointment as Vice Chairman of Russ Berrie and Company, Inc. in 2000. Mr. Sottile retired from the Company in 2002. Previously, he served as Chairman, President and CEO of Gibson Greetings, Inc. from 1986 to 1996. Mr. Sottile is retired. *(2)*

*Member of:*
*(1) Compensation Commitee*
*(2) Nominating Commitee*
*(3) Audit Commitee*
*(4) Executive Commitee*

*Henry Rivas*
*Lori's Hospital Gift Shop*
*Carrollton, Texas*
*Retail partner since 1983*

*"What sets RUSS apart from its competitors? They listen to their customers. And they react. RUSS has been known to make revisions to products to better serve its retailer's customers, sometimes going as far as expanding a category to net more sales for all of us."*



## SHAREHOLDER INFORMATION

**Corporate Headquarters**
Russ Berrie and Company, Inc.
111 Bauer Drive
Oakland, NJ 07436
201-337-9000

**Annual Meeting**
The 2003 Annual Meeting of Shareholders will be held at 2:00 P.M. on May 7, 2003 at Corporate Headquarters, Oakland, NJ.

**Stock Listing**
The New York Stock Exchange trading symbol for the Company's stock is: RUS.

**Trademark**
The Company has registered, in the United States and foreign countries, the trademark

RUSS®

**Auditors**
KPMG LLP
Short Hills, New Jersey

**Transfer Agent and Registrar**
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

**Form 10-K**
The Company's Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, is available to shareholders by accessing our web site at www.russberrie.com or upon written request to: Vice President – Finance at Corporate Headquarters.

**Shareholders**
The number of registered shareholders as of February 28, 2003 was 514.

## CORPORATE OFFICERS

**Angelica Berrie**
Chief Executive Officer

**Chris Robinson**
President of International Division

**John T. Toolan**
President of North American Division

**Arnold S. Bloom**
Vice President, General Counsel and Secretary

**Ricky Chan**
Senior Vice President – Product Development and Executive Vice President of Far East Operations

**Teresa Chan**
Vice President – International Sales

**A. Curts Cooke**
Chief Administrative Officer

**Eva J. Goldenberg**
Vice President – Human Resources

**Thomas K. Higgerson**
Vice President – Global Logistics

**J. Michael Hope**
Vice President – Key Account Development

**Y.B. Lee**
Senior Vice President – Far East and President of Far East Operations

**James J. O'Reardon, Jr.**
Vice President – Corporate Audits

**Thomas J. Sancetta**
Vice President – Sales Administration

**Michael M. Saunders**
Vice President – Chief Information Officer

**Susan Strunck**
Vice President – Corporate Affairs

**John D. Wille**
Vice President and Chief Financial Officer

## SUBSIDIARY OFFICERS

**AMRAM'S DISTRIBUTING, LTD.**
Elliott R. Rivkin
President

**BRIGHT OF AMERICA, INC.**
Steve Pridemore
President

**RUSS AUSTRALIA PTY LIMITED**
Keith Schneider
Managing Director

**RUSS BERRIE (U.K.) LIMITED**
Chris Robinson
President of International Division

**SASSY, INC.**
Fritz Hirsch
President



*Howard Henschel*
*Norman's Hallmark*
*Newtown, Pennsylvania*
*Retail partner since 1963*

*“Russ Berrie the person never ceased to amaze me and the company continues to astound me because of its size and its unique ability to react to changes in the gift market. It is one of the strongest growing gift companies in the industry today and one that Norman's Hallmark wants to grow with.”*

# Russ Berrie And Company, Inc.

111 Bauer Drive Oakland, New Jersey 07436

(201) 337-9000

www.russberrie.com


## Distribution Centers

Grand Rapids, Michigan | Petaluma, California
South Brunswick, New Jersey
Summersville, West Virginia | Sydney, Australia
Toronto, Canada | Southampton, England

## Far East Offices

Qingdao, China | Shekou, China
North Point, Hong Kong | Kowloon, Hong Kong
Seoul, Korea | Taipei, Taiwan

## Showrooms

Los Angeles, California | Denver, Colorado
Miami, Florida | Atlanta, Georgia
Chicago, Illinois | Oakland, New Jersey
Dallas, Texas | Seattle, Washington

Sydney, Australia | Montreal, Canada
Toronto, Canada | Vancouver, Canada
Southampton, England | Kowloon, Hong Kong

## Wholly-Owned Companies

Amram's Distributing, Limited Toronto, Canada
Bright of America, Inc. Summersville, West Virginia
Russ Australia, Pty Limited Sydney, Australia
Russ Berrie (U.K.) Limited Southampton, England
Sassy, Inc. Grand Rapids, Michigan
Tri Russ International (Hong Kong) Limited
Kowloon, Hong Kong

CELEBRATING FORTY YEARS RUSS® 40 RUSS BERRIE AND COMPANY, INC. ESTABLISHED - 1963

RUS LISTED NYSE®

Celebrating Forty Years of Making Someone Happy